Exhibit 99.1

Shopify Completes Offering of Class A Subordinate Voting Shares

Internet, Everywhere – February 25, 2021 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has completed its previously announced public offering of 1,180,000 Class A subordinate voting shares (the “Offered Shares”) at a price to the public of US$1,315 per share (the “Offering”). The gross proceeds from the Offering, before underwriting discounts and offering costs, are US$1,551,700,000.

Shopify expects to use the net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies.

The Offering was led by Citigroup, Credit Suisse and Goldman Sachs & Co. LLC. Allen & Company LLC acted as special advisor to the Company with respect to the Offering.

The Offered Shares were offered in each of the provinces and territories of Canada, other than Québec, by way of a prospectus supplement dated February 23, 2021 to Shopify’s short form base shelf prospectus dated August 6, 2020 (the “Base Shelf Prospectus”). The Offered Shares were also offered in the United States pursuant to a prospectus supplement to Shopify’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. Copies of the Canadian prospectus supplement and the Base Shelf Prospectus can be found on SEDAR at www.sedar.com, and copies of the U.S. prospectus supplement and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com; Credit Suisse Securities (Canada), Inc., Attention: Olivier Demet, 1 First Canadian Place, Suite 2900, Toronto, Ontario M5X 1C9, Telephone: 416-352-4749 or e-mail: olivier.demet@credit-suisse.com; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Shopify powers over 1.7 million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples Canada and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements with regard to Shopify’s proposed use of proceeds from the Offering. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceeds of the Offering will be used on the terms described. Allocation of the proceeds of the Offering is subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Rebecca Feigelsohn Communications Lead 416-238-6705 x 302 press@shopify.com

SOURCE: Shopify